Exhibit 99.1

Autohome Inc. Announces Unaudited Results for the Third Quarter Ended September 30, 2015

Third Quarter Net Revenues Increased Significantly by 64.9% Year-over-Year to RMB898.6 Million

BEIJING, Nov. 5, 2015 /PRNewswire/ — Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Financial Highlights[1]

•	Net Revenues increased 64.9% year-over-year to RMB898.6 million ($141.4 million) for the third quarter of 2015, exceeding the Company’s original guidance of RMB850 million ($133.7 million) to RMB884 million ($139.1 million).

•	Adjusted Net Income increased 40.3% year-over-year to RMB258.0 million ($40.6 million) for the third quarter of 2015.

•	Net Cash Provided by Operating Activities was RMB295.8 million ($46.5 million) in the third quarter of 2015, an increase of 140.9% year-over-year.

Third Quarter 2015 Operating Highlights

•	Continued Strength of Transaction Platform and Media Value: In the third quarter of 2015, revenues from the dealer yellow page business, which include dealer advertising and dealer subscription services, increased 77.6% year-over-year to RMB492.1 million while revenues from automaker advertising services increased 51.7% year-over-year to RMB406.5 million. Revenues from the dealer yellow page business and revenues from the automaker advertising services accounted for 54.8% and 45.2% of the total net revenues, respectively, during the quarter.

•	Rapid Expansion of Mobile Traffic: In September 2015, the number of average daily unique visitors who accessed the Company’s mobile websites and mobile applications reached 6.4 million and 5.5 million, respectively. Altogether, this represents an increase of 73.0% in the total number of average daily unique visitors on mobile platforms compared to September 2014 and an increase of 22.1% compared to June 2015.

•	Continued Industry Leading Growth in Dealer Subscriptions: In the third quarter of 2015, Autohome provided dealer subscription services to 19,488 dealer subscribers, representing a year-over-year increase of 33.4% from 14,614 dealer subscribers in the corresponding period in 2014.

[1]	The reporting currency of the Company is Renminbi (“RMB”). For the convenience of the reader, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.3556 on September 30, 2015 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

James Qin, Chief Executive Officer of Autohome, stated, “We are pleased to report another great quarter, which again exceeded the high end of our expectation range, despite the overall macroeconomic conditions in China. Our core advertising and dealer yellow-page businesses continued to be the robust growth drivers. We believe our superior content and expanded suites of products, along with highly-effective leads generation, continued to drive significant traffic and user engagement onto Autohome’s platform. With this continued success, we are very much encouraged and will remain fully committed to executing a multi-faceted transaction platform in order to provide superior value to all of our customers, and to capture the large opportunity for transaction business in the China market.”

“Looking into the rest of the year, we will continue to drive growth by seeking ways to increase user engagement, enhance brand awareness, while striving to demonstrate the customer value. In the meantime, we strive to deliver and demonstrate the customer value that sets Autohome apart from its peers, which includes enhanced leads generation, pricing transparency and innovative solutions. Most importantly, we will continue to focus on further ramping up our transaction capabilities related to both new cars and used cars. We are confident that our combined platform of media, lead generation and transaction will solidify our dominant leading position in China’s automobile consumer market and significantly sustain our competitive advantage.”

Nicholas Chong, Chief Financial Officer, commented, “We have delivered strong performance at all fronts, including revenue, profit and cash generation in the third quarter, which is a solid proof of our business resilience, highly cost-effective product offerings, and operating leverage. As we continue to focus on business growth throughout the rest of the year, we plan to further invest in business expansion in order to maintain sustainable growth in revenues and profitability, as well as to create long-term shareholder value.”

Detailed Overview of Financial Results for Third Quarter 2015

Key Financial Results

(In RMB Millions except for per share data)	3Q2014	3Q2015	% Change
Net Revenues	545.1	898.6	64.9%
Operating Profit	201.6	285.6	41.7%
Net Income	170.9	231.2	35.3%
Adjusted Net Income[2]	183.9	258.0	40.3%
Diluted Earnings Per Share[3]	1.52	2.00	31.6%
Net Cash Provided by Operating Activities	122.8	295.8	140.9%

[2]	Adjusted net income is defined as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.
[3]	Each ordinary share equals one ADS.

Unaudited Third Quarter 2015 Financial Results

Net Revenues

Net revenues for the third quarter of 2015 increased 64.9% to RMB898.6 million ($141.4 million) from RMB545.1 million in the corresponding period in 2014. The growth was due to the increases in both the Company’s advertising services revenues and dealer subscription services revenues.

•	Advertising services revenues for the third quarter of 2015 increased 58.6% to RMB611.5 million ($96.2 million) from RMB385.7 million in the corresponding period in 2014. The growth was due to an increase in revenues from both automaker advertisers and dealer advertisers.

•	Revenues from automaker advertisers increased 51.7% to RMB406.5 million ($63.9 million) from RMB268.0 million in the corresponding period in 2014. The increase was attributable to an increase in average revenues per automaker advertiser as automakers continued to shift marketing budgets to Autohome’s online advertising channels to increase their exposure to the highly-targeted users provided by Autohome.

•	Revenue from dealer advertisers increased 74.2% to RMB205.0 million ($32.3 million) from RMB117.7 million in the corresponding period in 2014. The increase was mainly due to an increase in the volume of advertising purchased by the growing base of paying dealers to drive more transactions. It is also a result of successful promotional activities including nationwide group-buy campaign, together with contributions from our transaction business.

•	Revenues from automaker advertisers and dealer advertisers accounted for 66.5% and 33.5%, respectively, of total advertising services revenues for the third quarter of 2015.

•	Dealer subscription services revenues for the third quarter of 2015 increased 80.1% to RMB287.1 million ($45.2 million) from RMB159.4 million in the corresponding period in 2014. The increase in dealer subscription services revenues was mainly driven by (i) a year-over-year increase of 35.1% in average revenues per paying subscriber as dealers continued to allocate a greater portion of their budget to subscribe to the Company’s services and an increase in the rates for dealer subscription services and (ii) a 33.4% year-over-year increase in the number of paying dealers, resulting from Autohome’s expansion into new geographic markets, especially within China’s growing Tier 3 and Tier 4 cities, and deeper penetration into existing markets. The Company sold dealer subscription services to 19,488 dealers in the third quarter of 2015, compared with 14,614 dealers in the corresponding period in 2014.

Cost of Revenues

Cost of revenues for the third quarter of 2015 increased 65.2% to RMB159.7 million ($25.1 million) from RMB96.7 million in the corresponding period in 2014, primarily due to increases in value-added taxes and surcharges, transaction-related cost and salaries and benefits, which are in line with the rapid growth of the Company’s overall business. The cost of revenues included share-based compensation expense of RMB1.5 million ($0.2 million) and RMB1.7 million for the third quarter of 2015 and corresponding period in 2014, respectively.

Operating Expenses

Operating expenses for the third quarter of 2015 increased 83.6% to RMB453.2 million ($71.3 million) from RMB246.8 million in the corresponding period in 2014. This growth was due to increases in sales and marketing expenses, product development expenses and general and administrative expenses as the Company has been reinvesting for future growth opportunities. As a percentage of net revenues, operating expenses for the third quarter of 2015 increased to 50.4% from 45.3% in the corresponding period in 2014.

•	Sales and marketing expenses for the third quarter of 2015 increased 89.2% to RMB335.6 million ($52.8 million) from RMB177.4 million in the corresponding period in 2014. This increase was primarily due to (i) an increase in marketing expenses in connection with the promotion of the Company’s brands through mobile platforms, 10-year anniversary campaign and offline promotional activities such as nationwide group-buy campaign, and (ii) an increase in salaries and benefits as a result of the growth in sales and marketing headcount, which is in line with the Company’s rapid growth. The sales and marketing expenses for the third quarter of 2015 included share-based compensation expense of RMB8.2 million ($1.3 million), compared to RMB3.4 million in the corresponding period in 2014.

•	General and administrative expenses for the third quarter of 2015 increased 59.4% to RMB43.9 million ($6.9 million) from RMB27.5 million in the corresponding period in 2014. This increase was primarily attributable to an increase in salaries and benefits. The general and administrative expenses for the third quarter of 2015 included share-based compensation expenses of RMB10.3 million ($1.6 million), compared to RMB4.3 million in the corresponding period in 2014.

•	Product development expenses for the third quarter of 2015 increased 76.0% to RMB73.8 million ($11.6 million) from RMB41.9 million in the corresponding period in 2014. This increase is primarily attributable to an increase in salaries and benefits as a result of the growth in product development headcount which is in line with the Company’s rapid growth. The product development expenses for the third quarter of 2015 included share-based compensation expenses of RMB5.7 million ($0.9 million), compared to RMB2.5 million in the corresponding period in 2014.

Operating Profit

Operating profit for the third quarter of 2015 increased 41.7% to RMB285.6 million ($44.9 million) from RMB201.6 million in the corresponding period in 2014.

Net Income and EPS

Net income for the third quarter of 2015 increased 35.3% to RMB231.2 million ($36.4 million) from RMB170.9 million in the corresponding period in 2014. Basic and diluted earnings per share and per ADS (“EPS”) for the third quarter of 2015 were RMB2.05 ($0.32) and RMB2.00 ($0.31), respectively, compared to basic and diluted EPS in the corresponding period in 2014 of RMB1.59 and RMB1.52, respectively.

Adjusted Net Income and Non-GAAP EPS

Adjusted net income, defined as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, for the third quarter of 2015 increased 40.3% to RMB258.0 million ($40.6 million) from RMB183.9 million in the corresponding period in 2014. Non-GAAP basic and diluted EPS for the third quarter of 2015 were RMB2.29 ($0.36) and RMB2.23 ($0.35), respectively, compared to Non-GAAP basic and diluted EPS in the corresponding period in 2014 of RMB1.71 and RMB1.63, respectively.

Balance Sheet and Cash Flow

As of September 30, 2015, the Company had cash and cash equivalents and term deposits of RMB3,499.3 million ($550.6 million). Net cash provided by operating activities in the third quarter of 2015 was RMB295.8 million ($46.5 million), compared to RMB122.8 million in the corresponding period in 2014.

Employees

The Company had 2,887 employees as of September 30, 2015.

Recent Developments

•	Exclusive Deployment of the First Autohome-exclusive Customized Vehicle from Changan Automobile: This is a successful e-commerce milestone leveraging Autohome’s extensive online coverage and knowledge of consumer demand, with Changan Automobile’s manufacturing excellence, in deploying the customized Changan EADO XT edition exclusively for sales on Autohome’s platform. The features and configurations of this exclusive model are customized based on Autohome’s detailed analysis of the targeted consumer demand and preference.

•	Full-service Auto Superstore with HappiGo Ready for Grand Opening: Mango Auto, the joint venture of HappiGo and Autohome, will officially open a full-service auto sales superstore on November 6, 2015, to tie in with our sales promotion on the Singles’ Day. Mango Auto will leverage the Internet, TV, call centers and brick-and-mortar automotive sales superstore in Hunan Province and deploy a full range of services including vehicle displays, test drives, vehicle sales, vehicle accessory selections, vehicle deliveries and license plate registrations.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB942.0 million ($148.2 million) to RMB979.0 million ($154.0 million) in the fourth quarter of fiscal year 2015, representing a 27.4% to 32.5% year-over-year increase. As a result, the fiscal year 2015 annual net revenues are expected to be in the range of RMB3,324.5 million ($523.1 million) to RMB3,361.5 million ($528.9 million), representing a 55.9% to 57.6% year-over-year increase.

This forecast reflects the Company’s current and preliminary view on the market and operating conditions, which are subject to change.

Conference Call Information

The Company will host an earnings conference call at 7:00 AM on Thursday, November 5, 2015, U.S. Eastern Time (8:00 PM on Thursday, November 5, 2015, Beijing Time).

Dial-in details for the earnings conference call are as follows:

United States: +1-855-298-3404

Hong Kong: +852-5808-3202

China Domestic: 400-120-0539

United Kingdom: 0800-015-9725

International: +1-631-514-2526

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 9576806.

A replay of the conference call may be accessed by phone at the following numbers until November 12, 2015:

United States: +1-866-846-0868

International: +61-2-9641-7900

Passcode: 9576806

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its website and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income, Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income before income tax expense, depreciation expenses of property and equipment and amortization expenses of intangible assets and interest expense, excluding share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Edith Kwan

Investor Relations

Autohome Inc.

Tel: +86-10-5987-1535

Email: ir@autohome.com.cn

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands, except per share data)

	For three months ended September 30,
	2014	2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues:
Advertising services	385,672	611,527	96,219
Dealer subscription services	159,394	287,059	45,166

Total net revenues	545,066	898,586	141,385

Cost of revenues	(96,663)	(159,717)	(25,130)

Gross profit	448,403	738,869	116,255

Operating expenses:
Sales and marketing expenses	(177,354)	(335,560)	(52,798)
General and administrative expenses	(27,545)	(43,895)	(6,907)
Product development expenses	(41,918)	(73,777)	(11,608)

Operating profit	201,586	285,637	44,942

Interest income	9,813	16,121	2,537
Loss from equity method investment	—	(515)	(81)
Other income, net	955	680	107

Income before income taxes	212,354	301,923	47,505

Income tax expense	(41,448)	(70,772)	(11,135)

Net income	170,906	231,151	36,370

Earnings per share for ordinary share
Basic	1.59	2.05	0.32
Diluted	1.52	2.00	0.31
Weight average shares used to compute earnings per share attributable to Class A and Class B common stockholders:
Basic	107,290,256	112,750,722	112,750,722
Diluted	112,740,044	115,565,499	115,565,499
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments	(134)	38,569	6,069

Comprehensive income	170,772	269,720	42,439

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended September 30,
	2014	2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income	170,906	231,151	36,370
Plus: income tax expense	41,448	70,772	11,135
Plus: depreciation of property and equipment	9,144	14,193	2,233
Plus: amortization of intangible assets	1,477	1,158	182
EBITDA	222,975	317,274	49,920

Plus: share-based compensation expenses	11,885	25,734	4,049

Adjusted EBITDA	234,860	343,008	53,969

Net income	170,906	231,151	36,370
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,138	1,139	179
Plus: share-based compensation expenses	11,885	25,734	4,049

Adjusted Net Income	183,929	258,024	40,598

Non-GAAP Earnings per share for ordinary share
Basic	1.71	2.29	0.36
Diluted	1.63	2.23	0.35
Weight average shares used to compute earnings per share attributable to Class A and Class B common stockholders:
Basic	107,290,256	112,750,722	112,750,722
Diluted	112,740,044	115,565,499	115,565,499

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of December 31,	As of September 30
	2014	2015
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,054,416	1,473,915	231,908
Term deposits	1,717,775	2,025,368	318,675
Accounts receivable	736,695	870,238	136,925
Prepaid expenses and other current assets	73,911	109,661	17,254
Deferred tax assets, current	57,969	27,384	4,309

Total current assets	3,640,766	4,506,566	709,071

Non-current assets:
Property and equipment, net	74,882	94,537	14,875
Goodwill and intangible assets, net	1,543,678	1,539,572	242,238
Long-term investment	—	48,485	7,629
Other non-current assets	19,189	28,111	4,423

Total non-current assets	1,637,749	1,710,705	269,165

Total assets	5,278,515	6,217,271	978,236

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	524,567	616,244	96,963
Advance from customers	42,530	34,037	5,355
Deferred revenue	438,797	380,530	59,873
Income tax payable	74,763	149,720	23,557

Total current liabilities	1,080,657	1,180,531	185,748

Non-current liabilities:
Other liabilities	24,058	24,058	3,785
Deferred tax liabilities	508,377	504,629	79,399

Total non-current liabilities	532,435	528,687	83,184

Total liabilities	1,613,092	1,709,218	268,932

Shareholders’ equity:
Total shareholders’ equity	3,665,423	4,508,053	709,304

Total liabilities and shareholders’ equity	5,278,515	6,217,271	978,236